GETTY COPPER INC.

December 29, 2010

Via EDGAR correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attenton:	Mr. Karl Hiller, Branch Chief

Re:	Getty Copper Inc.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 24, 2010
File No. 000-29578

Dear Mr. Hiller:

     We write to acknowledge receipt of your letter of December 9, 2010 (the “Comment Letter”) regarding the above-referenced Form 20-F filing by Getty Copper Inc. (the “Company”).

     The Company is in the process of preparing responses to the comments set forth in the Comment Letter and anticipates that it will be able to provide a response by Friday, January 14, 2011.

     In the meantime, please feel free to contact the undersigned should you have any questions or concerns.

Yours very truly,

GETTY COPPER INC.

Per:
Dr. Corby Anderson, QP CEng FIChemE
President, CEO

1000 Austin Ave.,         Coquitlam, B.C.,           Canada V3K 3P1
Tel:(604) 931-3231            Fax: (604) 931-2814

www.gettycopper.com	TSX Venture Exchange: GTC	E-mail: getty@telus.net